February 20, 2015

VIA edgar and facSimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax: (703) 813-6968

Attn:	Mr. John Cash
Accounting Branch Chief

Re:	Northern Technologies International Corporation

Form 10-K for the Year Ended August 31, 2014

Filed November 14, 2014

Form 10-Q for the Fiscal Quarter Ended November 30, 2014

Filed January 8, 2015

File Number: 1-11038

Dear Mr. Cash:

This letter is in response to your letter, dated February 10, 2015, to the undersigned as Chief Financial Officer of Northern Technologies International Corporation (“NTIC”), regarding NTIC’s annual report on Form 10-K for the fiscal year ended August 31, 2014 (“NTIC’s Form 10-K”) and NTIC’s quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2014 (“NTIC’s Form 10-Q”).

For your convenience, please note that your comments are repeated below in italicized type, and the numbered items below correspond to the number of the corresponding comment set forth in your letter. Our responses are provided below each comment in regular text.

Form 10-K for the fiscal year ended August 31, 2014

Item 8. Financial Statements and Supplementary Data, page 48

Consolidated Statements of Cash Flows, page 54

1.	Comment: Please tell us why your dividends from your joint ventures have been classified as cash flows from investing activities rather than cash flows from operating activities. Refer to ASC 230-10-45-16.

NTIC Response:

NTIC has classified its dividends from its joint ventures as cash flows from investing activities rather than cash flows from operating activities due to the historical uncertain nature, timing and extent of receipt of dividends from its joint ventures. As disclosed in “Part I. Item 1A. Risk Factors” section of NTIC’s annual report on Form 10-K, NTIC’s receipt of funds as a result of sales by its joint ventures is dependent upon NTIC’s receipt of fees for services that NTIC provides to its joint ventures based primarily on the net sales of the individual joint ventures and NTIC’s receipt of dividend distributions from its joint ventures is based on the profitability of its joint ventures. Because NTIC owns 50% or less of each of its joint venture entities, NTIC does not control the decisions of these entities regarding whether to pay dividends and, if paid, how much the dividends should be in any given year. Thus, NTIC cannot guarantee that any of its joint ventures will pay dividends in any given year.

Pursuant to ASC 230-10-45-16, it states that there is a rebuttable presumption that dividends received from equity-method investees should be classified as cash flows from operating activities. NTIC has historically used joint ventures to secure channels of distribution and has earned significant royalties, technical fees and other similar types of income on these investments. The ability of NTIC to receive distributions on its joint venture investments were limited in early years as the joint ventures retained its cash to finance its operations and for working capital purposes. In addition, the joint venture dividends received by NTIC are separately stated in NTIC’s statements of cash flows.

In recent years, certain mature joint ventures have shifted their strategic approach of returning earnings to their owners, including NTIC, from payments through fees for services to payment of dividends. Additionally, other joint ventures have increased the amount of dividends paid as their profitability has increased. As a result, dividends are beginning to represent a more meaningful indication of cash flows from joint venture equity-method investments. In fiscal year 2014, 18 joint ventures paid fees for technical services and five paid dividends to NTIC or its subsidiaries. For instance, dividends paid by NTIC’s German joint venture were $4,780,300, $2,546,200, and $2,031,450 for fiscal years 2014, 2013 and 2012, respectively. Fees for services by the German joint venture remained consistent at $1,032,234, $1,004,958, and $994,347 for fiscal years 2014, 2013 and 2012, respectively

Based on the individual presentation in NTIC’s historical filings, and other qualitative factors, NTIC proposes reclassifying in its future filings dividends received on returns of equity-method investments as operating cash flows with transparent disclosures of this change in its filings.

Note 7, Investments in Joint Ventures, page 60

2.	Comment: We have the following comments regarding the financial information related to your investments in joint ventures:

•	You indicate that you have summarized the joint venture financial information from the audited and unaudited financial statements of the company’s joint venture in Germany, China and all of the company’s other joint ventures. Please address the appropriateness of referring to the apparent use of unaudited financial information given that this financial information is included in your audited financial statements. Please identify for us which joint venture financial information was derived from unaudited financial statements. Quantify for us, in relationship to the financial information provided in this footnote, the amount of information that is unaudited;

•	Please tell us who audited the financial information for your German and Chinese joint ventures. In this regard, we note that your auditor’s report does not refer to the work of other auditors. Given the significance of these joint venture entities to your consolidated financial statements, please explain to us the procedures your auditor undertook to audit the financial information related to the EXCOR and China joint ventures in accordance with the standards of the PCAOB; and

•	You indicate that the financial information of your foreign joint ventures are initially prepared using the accounting principles accepted in the respective joint ventures’ countries of domicile. Amounts related to joint ventures have subsequently been adjusted to conform with U.S. GAAP. Please tell us who has taken responsibility for those adjustments.

NTIC Response:

With respect to the first bullet above, the joint venture financial information in NTIC’s Form 10-K was audited by NTIC’s independent registered public accounting firm, Baker Tilly Virchow Krause LLP (“Baker Tilly”). The reference to unaudited information is with respect to certain financial information of certain joint ventures, and not to the audited information, as presented in Form 10-K. In future Form 10-K filings, NTIC will remove the reference to “unaudited” financial statements of its joint ventures since in the future, as was in the past, such information is audited.

With respect to the second bullet above, Baker Tilly audited the financial information for NTIC’s German and Chinese joint ventures and, therefore, did not need to reference other auditors in their report on the financial statements.

The procedures Baker Tilly followed with respect to the EXCOR and China joint ventures included, but were not limited to:

•	Baker Tilly’s audit complied with PCAOB auditing standards, including Audit Standards No. 9 and 10 for the financial results of the EXCOR and China joint ventures and Baker Tilly determined based on the factors noted below that they are the principal auditor;

•	Baker Tilly performed all planning procedures related to the EXCOR and China joint ventures. In addition, Baker Tilly supervised and reviewed all the work performed by the staff of independent Baker Tilly International network firms for the EXCOR and China joint ventures;

•	Baker Tilly utilized the staff of Baker Tilly International independent network firms as an extension of the Baker Tilly audit team for the EXCOR and China joint ventures consistent PCAOB Staff Practice Alert No. 6. Baker Tilly engaged assistants from outside the firm in performing the audit for the EXCOR and China joint ventures and their responsibilities related to the work of assistants engaged from outside the firm are governed by the same standards as the auditor's responsibilities related to the work of assistants who are associated with the auditor's firm as a partner, shareholder, or employee; and

•	Lastly, Baker Tilly performed audit procedures that Baker Tilly considered appropriate to satisfy Baker Tilly as to the audit performed for the EXCOR and China joint ventures, including partner travel to Germany to review the work performed.

With respect to the third bullet above, NTIC undertakes responsibility for adjusting the financial information of NTIC’s foreign joint ventures to conform with U.S. GAAP. NTIC advises the Staff that historically such adjustments have been immaterial to NTIC’s financial statements. In future Form 10-K filings, NTIC will remove the reference to the accounting principles accepted in the respective joint ventures’ countries of domicile.

Form 10-Q for the Fiscal Quarter Ended November 30, 2014

Item 1. Financial Statements, page 1

Note 15, Subsequent Event, page 13

3.	Comment: Please tell us and disclose in future filings the accounting implications of the termination of your joint venture arrangement in China, including, but not limited to, impairment of your investment in the joint venture, collectability of receivables from sales of product and fees for services from the joint venture, and recoverability of inventory.

NTIC Response:

As of the date of filing of NTIC’s Form 10-Q, NTIC did not anticipate that it would incur any loss on the liquidation of its ownership interest in its former joint venture in China and stated as such in NTIC’s Form 10-Q under “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Development.” As of the date of filing of NTIC’s Form 10-Q, NTIC also did not anticipate incurring any impairment on its investment in the joint venture, collectability of receivables from sales of product or fees for services from the joint venture or any material issue in recoverability of inventory. In future filings, NTIC will disclose the accounting implications of the termination of its former joint venture in China, including, but not limited to, impairment of its investment in the joint venture, collectability of receivables from sales of product and fees for services from the joint venture, and recoverability of inventory.

* * * * *

In connection with this response, Northern Technologies International Corporation acknowledges that:

1.	Northern Technologies International Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Northern Technologies International Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above response to your comment, please call me at (763) 225-6637 to discuss any further questions or comments you might have concerning the responses contained in this letter.

Very truly yours,

_______________________

Matthew C. Wolsfeld, CPA

Chief Financial Officer and Corporate Secretary

(principal financial officer and principal accounting officer)

cc:	Richard J. Nigon, Audit Committee Chair, NTIC
Steve Stensrud, Baker Tilly Virchow Krause, LLP Amy E. Culbert, Oppenheimer Wolff & Donnelly LLP